Sub-Item 77O
Rule 10f-3 Transaction

THE DREYFUS/LAUREL FUNDS TRUST
- Dreyfus Premier International Bond Fund


On September 21, 2007, Dreyfus Premier International Bond Fund, a series of The Dreyfus/Laurel Funds Trust, (the "Fund"), purchased $30,000 of a corporate bond issued by JP Morgan (6.8%, 10/01/2037, CUSIP No.: 46631VAA9) (the "Bonds") at a purchase price of $99.416 per unit. The Bonds were purchased from an underwriting syndicate of which The Bank of New York/Capital Markets, Inc. ("BNY Capital Markets"), an affiliate of the Fund, was a member. BNY Capital Markets received no benefit in connection with the transaction. The following is a list of the syndicate's primary members:

BNP Paribas Securities Corp.
BNY Capital Markets, Inc.
JP Morgan

Accompanying this statement are materials presented to the Board of Trustees of the Fund, which ratified the purchase as in compliance with the Fund's Rules 10f-3 Procedures, at the Fund's Board meeting held on October 25, 2007.